328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
February 1, 2009
For Immediate Release
NR#09-06

MAG Silver Independent Committee Suspends Formal Valuation Process
After Insider Refuses to Provide Relevant Information

MAG Silver Corp. (MAG – TSX: MVG – NYSE ALTERNEXT), Vancouver, B.C.  MAG Silver Corp. announced today that its Independent Committee of the Board of Directors has suspended the formal valuation of MAG's securities being prepared under its supervision by the independent valuator (the "Valuator").  The valuation is being prepared in connection with a takeover bid for MAG proposed by insider Fresbal Investments, Ltd. (a wholly-owned subsidiary of Fresnillo plc).  The Independent Committee believes that a proper valuation cannot be completed without critical information which is in the sole possession or control of Fresnillo and which Fresnillo has refused or neglected to provide to MAG or the Valuator.  The critical information relates to Fresnillo's publicly disclosed plans to develop the Juanicipio joint venture property owned jointly by MAG, as to 44%, and Fresnillo, as to 56%, and to certain construction activities including a decline tunnel and concrete head frame that have started off the eastern property boundary of the Juanicipio joint venture.

DETAILS

On December 1, 2008, Fresbal announced its intention to acquire all of the outstanding shares of MAG not presently held by Fresnillo and its affiliates for US$4.54 per share.  On January 30, 2009, the closing price of MAG's shares on the NYSE Alternext was US$6.20.  The Fresnillo announced "take-under" offer therefore represents an approximately 26% discount to the closing price of MAG's shares on January 30, 2009, the last trading day prior to this news release.

Despite the Fresnillo announcement being dubbed by analysts and MAG shareholders as a "take-under" offer almost from the outset, on December 11, 2008 MAG complied with its obligations under applicable securities laws and appointed an Independent Committee to supervise the preparation of a formal valuation of MAG's shares by an independent valuator selected by the Independent Committee.  Delivery of a formal valuation is a pre-condition to Fresbal commencing a formal offer under applicable securities laws because Fresbal and its joint actors are considered insiders of MAG, and as the wholly-owned subsidiary of the operator of the Juanicipio joint venture (MAG's principal asset), Fresbal has access to material information about the Juanicipio joint venture which has not been provided to MAG and is not available to MAG's other shareholders.  Multilateral Instrument 61-101 seeks to redress this informational imbalance by requiring an independent valuation of MAG's shares before Fresbal can initiate a take-over bid for MAG.

MAG's 44% interest in the Juanicipio joint venture is its principal asset and therefore critical to the valuation of MAG's securities.  According to public disclosure made by Fresnillo, Fresnillo plans to develop the Juanicipio property as part of its Fresnillo II regional development plan.  It was also apparent from the Valuator's site visit in January 2009 that Fresnillo has already completed significant development work in furtherance of those plans, including construction of a concrete head frame, significant underground development and a box cut heading straight for the Juanicipio joint venture property.

As a result, the Valuator has requested in writing that Fresbal provide relevant engineering, geological data and development planning information that relates to the Juanicipio joint venture and to Fresnillo's publicly disclosed plan to develop the Juanicipio property as part of its Fresnillo II regional development plan.  The information relating to the development of the Juanicipio joint venture as part of the Fresnillo II regional development plan, and the engineering and planning information that would support the level of development evident immediately east of the joint venture property, goes to the heart of the value of MAG's shares and is an essential ingredient in preparing an adequate and reliable valuation that satisfies both the strict form and spirit of the formal valuation requirements in MI 61-101.

Fresbal has not complied with the Valuator's requests for this information and has indicated that no further information will be forthcoming.

On February 1, 2009, the Independent Committee delivered a letter to Fresbal advising Fresbal that in light of Fresbal's refusal to cooperate with the Valuator by providing the material information relating to the Juanicipio joint venture that has been reasonably requested, the Independent Committee has reached the inevitable conclusion that the valuation is not able to be completed at this time.  The letter informs Fresbal that the Valuator has been instructed to suspend its completion of the valuation pending receipt by the Valuator of the requested information.

Derek White, Chairman of the Independent Committee of MAG commented, "The valuation requirements in MI 61-101 are a cornerstone of the protections afforded in Canada to minority shareholders of a public company when an insider with access to material undisclosed information seeks to acquire control from the company's other shareholders.  We are disappointed that Fresbal has chosen not to cooperate with the Valuator.  Unfortunately, without access to the essential information that Fresbal has refused to provide, the Independent Committee has concluded that the Valuator does not have sufficient information to complete a proper valuation that complies with the requirements of MI 61-101.  To proceed in these circumstances would require MAG's minority shareholders to decide whether to sell their MAG shares without the ability to assess the fair value of their company and, in the Independent Committee's view, would be abusive of the Canadian capital markets."

MAG reaffirms that MAG shareholders do not need to take any action to respond to the December 1, 2008 Fresbal announcement.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. The joint venture has outlined an initial inferred resource estimate of 237.8 million ounces of silver (see press release dated June 18, 2008).  MAG’s 44% interest equates to 104.5 million ounces of silver.  In addition to the silver resource the estimate also reports a total inferred resource of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).  (Investors should refer to the June 18, 2008 press release for disclaimer information regarding resources). Fresnillo plc has made an unsolicited bid for all of the outstanding shares of MAG Silver. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free: Email: Fax:	www.magsilver.com (604) 630-1399 (866) 630-1399 info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.